Exhibit 99.2



ANNUAL SUPPLEMENTAL DATA

As of December 31, 2017

NATIONAL RETAIL PROPERTIES
NYSE:NNN

TABLE OF CONTENTS

| | PAGE REFERENCE |

Statements in this supplemental that are not strictly historical are "forward-looking" statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company's actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital, risks related to the company's status as a REIT and the profitability of the company's taxable subsidiary. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company's Securities and Exchange Commission (the "Commission") filings, including, but not limited to, the company's Annual Report on Form 10-K. Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company's current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Revenues:				
Rental and earned income	$ 145,187	$ 135,947	$ 568,083	$ 515,954
Real estate expense reimbursement from tenants	4,338	4,732	15,512	14,984
Interest and other income from real estate transactions	356	128	724	1,032
Interest income on commercial mortgage residual interests	366	392	614	1,677
	150,247	141,199	584,933	533,647
Operating expenses:				
General and administrative	8,712	9,408	33,805	36,508
Real estate	6,465	6,555	23,105	20,852
Depreciation and amortization	43,843	38,987	173,720	149,101
Impairment – commercial mortgage residual interests valuation	—	—	—	6,830
Impairment losses – real estate and other charges, net of recoveries	7,708	338	8,955	11,287
Retirement severance costs	192	—	7,845	—
	66,920	55,288	247,430	224,578
Other expenses (revenues):				
Interest and other income	(83)	(62)	(322)	(170)
Interest expense	27,016	24,429	109,109	96,352
Real estate acquisition costs	—	42	—	563
	26,933	24,409	108,787	96,745
Earnings before gain on disposition of real estate	56,394	61,502	228,716	212,324
Gain on disposition of real estate	15,791	4,624	36,655	27,182
Net earnings	72,185	66,126	265,371	239,506
Earnings from continuing operations attributable to noncontrolling interests:	(17)	(34)	(398)	(6)
Net earnings attributable to NNN	$ 72,168	$ 66,092	$ 264,973	$ 239,500

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Net earnings attributable to NNN	$ 72,168	$ 66,092	$ 264,973	$ 239,500
Series D preferred stock dividends	—	(4,762)	(3,598)	(19,047)
Series E preferred stock dividends	(4,097)	(4,097)	(16,387)	(16,387)
Series F preferred stock dividends	(4,485)	(3,189)	(17,940)	(3,189)
Excess of redemption value over carrying value of Series D preferred shares redeemed	—	—	(9,855)	—
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Weighted average common shares outstanding:				
Basic	151,791	146,266	149,111	144,176
Diluted	152,148	146,763	149,433	144,661
Net earnings per share available to common stockholders:				
Basic	$ 0.42	$ 0.37	$ 1.45	$ 1.39
Diluted	$ 0.42	$ 0.37	$ 1.45	$ 1.38

FUNDS FROM OPERATIONS (FFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Real estate depreciation and amortization:	43,764	38,907	173,404	148,779
Gain on disposition of real estate, net of noncontrolling interests	(15,791)	(4,579)	(36,258)	(27,137)
Impairment losses – depreciable real estate, net of recoveries	3,708	345	4,840	8,025
Total FFO adjustments	31,681	34,673	141,986	129,667
FFO available to common stockholders	$ 95,267	$ 88,717	$ 359,179	$ 330,544
FFO per common share:				
Basic	$ 0.63	$ 0.61	$ 2.41	$ 2.29
Diluted	$ 0.63	$ 0.60	$ 2.40	$ 2.28

CORE FUNDS FROM OPERATIONS

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Total FFO adjustments	31,681	34,673	141,986	129,667
FFO available to common stockholders	95,267	88,717	359,179	330,544
Excess of redemption value over carrying value of preferred share redemption	—	—	9,855	—
Impairment – commercial mortgage residual interests valuation	—	—	—	6,830
Impairment losses – non-depreciable real estate	—	—	112	—
Retirement severance costs	192	—	7,845	—
Bad debt expense – loans	—	—	—	3,269
Total Core FFO adjustments	192	—	17,812	10,099
Core FFO available to common stockholders	$ 95,459	$ 88,717	$ 376,991	$ 340,643
Core FFO per common share:				
Basic	$ 0.63	$ 0.61	$ 2.53	$ 2.36
Diluted	$ 0.63	$ 0.60	$ 2.52	$ 2.35

ADJUSTED FUNDS FROM OPERATIONS (AFFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Total FFO adjustments	31,681	34,673	141,986	129,667
Total Core FFO adjustments	192	—	17,812	10,099
Core FFO available to common stockholders	95,459	88,717	376,991	340,643
Straight-line accrued rent	(552)	(273)	(1,752)	(252)
Net capital lease rent adjustment	223	309	884	1,364
Below market rent amortization	(659)	(662)	(3,355)	(2,842)
Stock based compensation expense	1,962	2,689	8,750	10,758
Capitalized interest expense	(741)	(495)	(2,435)	(1,738)
Total AFFO adjustments	233	1,568	2,092	7,290
AFFO available to common stockholders	$ 95,692	$ 90,285	$ 379,083	$ 347,933
AFFO per common share:				
Basic	$ 0.63	$ 0.62	$ 2.54	$ 2.41
Diluted	$ 0.63	$ 0.62	$ 2.54	$ 2.41

OTHER INFORMATION

(in thousands)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Percentage rent	$ 715	$ 776	$ 1,700	$ 1,735
Amortization of debt costs	$ 891	$ 810	$ 3,502	$ 3,086
Scheduled debt principal amortization (excluding maturities)	$ 130	$ 129	$ 510	$ 656
Non-real estate depreciation expense	$ 82	$ 83	$ 327	$ 333

NATIONAL RETAIL PROPERTIES
NYSE:NNN

BALANCE SHEET

(in thousands)

(unaudited)

	December 31, 2017		December 31, 2016	
Assets:				
Real estate:				
Accounted for using the operating method, net of accumulated depreciation and amortization	$	6,428,928	$	5,879,046
Accounted for using the direct financing method		9,650		11,230
Real estate held for sale		4,083		26,084
Cash and cash equivalents		1,364		294,540
Receivables, net of allowance		4,317		3,418
Accrued rental income, net of allowance		25,916		25,101
Debt costs, net of accumulated amortization		5,380		2,715
Other assets		80,896		92,017
Total assets	$	6,560,534	$	6,334,151
Liabilities:				
Line of credit payable	$	120,500	$	—
Mortgages payable, including unamortized premium and net of unamortized debt cost		13,300		13,878
Notes payable, net of unamortized discount and unamortized debt costs		2,446,407		2,297,811
Accrued interest payable		20,311		19,665
Other liabilities		119,106		85,869
Total liabilities		2,719,624		2,417,223
Stockholders' equity of NNN		3,840,593		3,916,799
Noncontrolling interests		317		129
Total equity		3,840,910		3,916,928
Total liabilities and equity	$	6,560,534	$	6,334,151
Common shares outstanding		153,577		147,150
Gross leasable area, Property Portfolio (square feet)		29,093		27,204

DEBT SUMMARY

(in thousands)

As of December 31, 2017

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ 120,500	$ 120,500	L + 87.5 bps	2.155%	January 2022
Unsecured notes payable:					
2021	300,000	298,209	5.500%	5.689%	July 2021
2022	325,000	322,400	3.800%	3.985%	October 2022
2023	350,000	348,520	3.300%	3.388%	April 2023
2024	350,000	349,516	3.900%	3.924%	June 2024
2025	400,000	399,214	4.000%	4.029%	November 2025
2026	350,000	346,481	3.600%	3.733%	December 2026
2027	400,000	398,412	3.500%	3.548%	October 2027
Total	2,475,000	2,462,752			
Total unsecured debt	$ 2,595,500	$ 2,583,252			
Debt costs		(22,682)			
Accumulated amortization		6,337			
Debt costs, net of accumulated amortization		(16,345)			
Notes payable, net of unamortized discount and unamortized debt costs [1]		$ 2,446,407			

[1] Unsecured notes payable have a weighted average interest rate of 4.0% and a weighted average maturity of 6.9 years

Mortgages Payable	Interest Rate	Maturity Date	Principal Balance
Mortgage[1]	5.230%	July 2023	$ 13,392
Debt costs			(147)
Accumulated amortization			55
Debt costs, net of accumulated amortization			(92)
Mortgages payable, including unamortized premium and net of unamortized debt costs			$ 13,300

[1] Includes unamortized premium

**Total Gross Book Assets
($7,309.3 Million)**



Unsecured Debt: 35.1%
Secured Debt: 0.2%
Preferred Equity: 8.7%
Common Equity: 56.0%

CREDIT METRICS [(1)]

Ratings: Moody's Baa1; S&P BBB+; Fitch BBB+

	2013	2014	2015	2016	2017
Debt / Total assets (gross book)	32.9%	32.6%	33.2%	30.2%	35.3%
Debt + preferred / Total assets (gross book)	44.9%	43.3%	42.9%	43.9%	44.0%
Debt / EBITDA (last four quarters)	4.5	4.5	4.6	4.3	4.9
Debt + Pref Stock / EBITDA	6.1	6.0	5.9	6.2	6.1
EBITDA / Interest expense (cash)	4.1	4.4	4.6	4.8	4.7
EBITDA / Fixed charges (cash)	3.1	3.1	3.3	3.4	3.5

[(1)] Debt amounts used in calculation are net of cash balances.

CREDIT FACILITY AND NOTES COVENANTS

The following is a summary of key financial covenants for the company's unsecured credit facility and notes, as defined and calculated per the terms of the facility's credit agreement and the notes' governing documents, respectively, which are included in the company's filings with the Commission. These calculations, which are not based on U.S. GAAP measurements, are presented to investors to show that as of December 31, 2017, the company believes it is in compliance with the covenants.

Unsecured Credit Facility Key Covenants	Required	December 31, 2017
Maximum leverage ratio	< 0.60	0.34
Minimum fixed charge coverage ratio	> 1.50	3.64
Maximum secured indebtedness ratio	< 0.40	0.002
Unencumbered asset value ratio	> 1.67	3.06
Unencumbered interest ratio	> 1.75	5.16

Unsecured Notes Key Covenants	Required	December 31, 2017
Limitation on incurrence of total debt	≤ 60%	34.7%
Limitation on incurrence of secured debt	≤ 40%	0.2%
Debt service coverage ratio	≥ 1.50	4.63
Maintenance of total unencumbered assets	≥ 150%	289.1%

LONG-TERM DIVIDEND HISTORY

28 Consecutive Years of Dividend Increases
(One of only three publicly traded REITs)



PROPERTY ACQUISITIONS

(dollars in thousands)

	Year Ended December 31,	
	2017	2016
Total dollars invested	$ 754,892	$ 846,906
Number of Properties	276	313
Gross leasable area (square feet)	2,243,000	2,734,000
Cash cap rate	6.9%	6.9%

PROPERTY DISPOSITIONS

(dollars in thousands)

	Year Ended December 31,					
	2017			2016		
	Occupied	Vacant	Total	Occupied	Vacant	Total
Number of properties	31	17 [(1)]	48	33	5 [(2)]	38
Gross leasable area (square feet)	161,000	185,000	346,000	419,000	71,000	490,000
Acquisition costs	$ 61,008	$ 20,228	$ 81,236	$ 91,203	$ 7,787	$ 98,990
Net book value	$ 52,571	$ 7,530	$ 60,101	$ 73,041	$ 2,992	$ 76,033
Net sale proceeds	$ 88,382	$ 8,375	$ 96,757	$ 99,954	$ 3,261	$ 103,215
Cash cap rate	6.0%	—	6.0%	6.8%	—	6.8%

[(1)] Includes seven leased SunTrust properties whose leases were terminated at the time of sale
[(2)] Includes two excess land parcels

LEASE EXPIRATIONS

	% of Total[1]	# of Properties	Gross Leasable Area[2]		% of Total[1]	# of Properties	Gross Leasable Area[2]
2018	2.0%	61	787,000	2024	2.2%	50	833,000
2019	2.7%	75	1,081,000	2025	4.7%	128	1,123,000
2020	3.5%	127	1,559,000	2026	5.6%	184	1,854,000
2021	4.1%	121	1,320,000	2027	8.7%	197	2,766,000
2022	6.4%	125	1,697,000	2028	5.5%	171	1,326,000
2023	2.6%	99	1,143,000	Thereafter	52.0%	1,395	13,214,000

[1]	Based on the annual base rent of $585,304,000, which is the annualized base rent for all leases in place as of December 31, 2017.
[2]	Square feet.

- Lease Expirations as a Percentage of Annualized Base Rent -
(weighted average remaining lease term is 11.5 years)



NATIONAL RETAIL PROPERTIES
NYSE:NNN

TOP 20 LINES OF TRADE

	Line of Trade	As of December 31, 2017		As of December 31, 2016	
		% of Total[1]	Properties	% of Total[2]	Properties
1.	Convenience stores	18.1%	576	16.9%	502
2.	Restaurants - full service	12.1%	455	11.8%	414
3.	Restaurants - limited service	7.6%	394	7.5%	347
4.	Automotive service	6.9%	220	6.6%	201
5.	Family entertainment centers	6.4%	95	5.8%	88
6.	Health and fitness	5.6%	36	5.7%	35
7.	Theaters	4.8%	33	4.9%	30
8.	Automotive parts	3.6%	180	3.9%	182
9.	Recreational vehicle dealers, parts and accessories	3.4%	34	3.4%	32
10.	Banks	2.5%	104	3.1%	124
11.	Medical service providers	2.4%	86	2.4%	76
12.	Wholesale clubs	2.2%	8	2.4%	8
13.	Equipment Rental	2.0%	58	0.7%	16
14.	Drug stores	1.9%	39	2.1%	39
15.	Furniture	1.9%	43	1.9%	42
16.	General Merchandise	1.8%	62	1.8%	58
17.	Home Improvement	1.8%	25	1.8%	23
18.	Consumer Electronics	1.8%	19	2.0%	20
19.	Travel Plazas	1.8%	27	1.9%	28
20.	Home furnishings	1.6%	18	1.7%	18
	Other	9.8%	252	11.7%	252
	Total	100.0%	2,764	100.0%	2,535

[1] Based on the annualized base rent for all leases in place as of December 31, 2017.
[2] Based on the annualized base rent for all leases in place as of December 31, 2016.

TOP 10 STATES

	State	% of Total[1]	Properties		State	% of Total[1]	Properties
1.	Texas	18.2%	457	6.	Georgia	4.3%	127
2.	Florida	8.7%	211	7.	Tennessee	4.0%	131
3.	Illinois	5.4%	132	8.	Virginia	3.9%	119
4.	Ohio	5.3%	168	9.	Indiana	3.9%	123
5.	North Carolina	5.1%	154	10.	Alabama	3.1%	128

[1] Based on the annualized base rent for all leases in place as of December 31, 2017.

PORTFOLIO BY REGION

As a percentage of annual base rent - December 31, 2017



TOP TENANTS

Creditworthy Retailers

- 19% of annual base rent is from tenants with investment grade rated debt
- 68% of annual base rent is from tenants that are publicly traded and/or have rated debt
- Top 25 tenants (59% of annual base rent) operate an average of over 1,100 stores each

Top Tenants (>2.0%)	Properties	% of Total [1]
Sunoco	124	5.1%
Camping World	46	4.2%
Mister Car Wash	96	4.1%
LA Fitness	30	3.8%
AMC Theatres	20	3.4%
Couche-Tard (Pantry)	86	3.2%
7-Eleven	77	3.1%
GPM Investments (Convenience Stores)	103	2.8%
Bell American (Taco Bell)	115	2.6%
Chuck E. Cheese's	53	2.3%
Suntrust	101	2.3%
BJ's Wholesale Club	8	2.2%
Frisch's Restaurant	74	2.0%

	Rent Coverage (With Corp. Overhead)	Fixed Charge Coverage
Range	1.8x - 6.3x	1.4x - 4.3x
Average	3.4x	2.2x
Weighted average	3.6x	2.3x

[1] Based on the annual base rent of $585,304,000, which is the annualized base rent for all leases in place as of December 31, 2017.

SAME STORE RENTAL INCOME

(dollars in thousands)

Same Store Rental Income – Leases (Cash Basis) [1]

Number of leases		2,127
Year ended December 31, 2017	$	455,499
Year ended December 31, 2016	$	448,805
Increase (in dollars)	$	6,694
Increase (percent)		1.5%

[1] Includes all properties owned for current and prior year period excluding any vacant properties or properties under development or re-development.

Same Store Rental Income – Properties (Cash Basis) [1]

Number of properties		2,148
Year ended December 31, 2017	$	469,821
Year ended December 31, 2016	$	467,986
Increase (in dollars)	$	1,835
Increase (percent)		0.4% [2]

[1] Includes all properties owned for current and prior year period excluding any properties under development or re-development.

[2] Excluding impact from Gander Mountain bankruptcy, same store rents would have increased 1.2%

LEASING DATA

(dollars in thousands)

Year Ended December 31, 2017	Renewals With Same Tenant[1]		Vacancy Re-lease To New Tenant		Re-leasing Totals	
Number of leases		46		27		73
Prior cash rents	$	9,677	$	13,805	$	23,482
New cash rents	$	10,010	$	7,000	$	17,010 [2]
Re-leasing spread		103.4%		50.7% [3]		72.4% [3]
Tenant improvements	$	40	$	2,151 [4]	$	2,191

[1] Long-term renewal rate was 86.8% for 2017 and 88.0% for the period of 2010 through 2017

[2] Represents 2.9% of total annualized base rent as of December 31, 2017

[3] Excluding 12 Gander Mountain re-leases, re-leasing spread would have been 94.1% for new tenants and 101.9% for re-leasing total

[4] NNN has agreed to fund up to $7,803 of tenant improvements for the 12 former Gander Mountain properties re-leased to Camping World. Annual base rent will increase by 9.0% of any amounts funded. As of December 31, 2017, $396 had been funded.

OTHER PROPERTY PORTFOLIO DATA

As of December 31, 2017

Tenant Financials

	# of Properties	% of Annual Base Rent
Property Level Financial Information	2,255	79%
Tenant Corporate Financials	2,103	78%

Rent Increases	% of Annual Base Rent			
	Annual	Five Year	Other	Total
CPI – Based	33%	43%	2%	78%
Fixed Rate	4%	11%	2%	17%
No increases	—	—	5%	5%
	37%	54%	9%	100%

Lease Structure

- 92% of the company's annual base rent is from NNN leases
- 96% of the company's annual base rent is from NNN leases and NN leases (with roof warranty)

EARNINGS GUIDANCE

Guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

	2018 Guidance
Net earnings per common share excluding any gains on sale of real estate, impairment charges or retirement severance costs	$1.53 - $1.57 per share
Real estate depreciation and amortization per share	$1.07 per share
Core FFO per share	$2.60 - $2.64 per share
AFFO per share	$2.64 - $2.68 per share
G&A expenses (excluding retirement severance costs)	$34 - $35 Million
Real estate expenses, net of tenant reimbursements	$8 - $9 Million
Acquisition volume	$500 - $600 Million
Disposition volume	$80 - $120 Million